UNITED STATES

SECURITIES AND EXCHANGECOMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATEISSUER

PURSUANT TO RULE13a-16 OR 15d-16

OF THESECURITIES EXCHANGEACT OF 1934

For the month of August 2026

Commission File Number: 001-41726

ELECTROVAYA INC.
(Registrant)

6688 Kitimat Road

Mississauga, Ontario, Canada L5N 1P8

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROVAYA INC. (Registrant)

Date: August 24, 2026	By:	/s/ Raj Das Gupta
Raj Das Gupta
Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit 99.1	Press Release

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